BUILDING MATERIALS CORPORATION OF AMERICA
                                 1361 ALPS ROAD
                                 WAYNE, NJ 07470
                                 (973) 628-3000



                                                     February 3, 2005


VIA EDGAR AND FACSIMILE

Ms. Pamela A. Long
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re: Building Materials Corporation of America
                      Registration Statement On Form S-4 (No. 333-119608)
                      ---------------------------------------------------

Dear Ms. Long:

                  On behalf of Building Materials Corporation of America (the "Company"), I hereby confirm to you the oral request of the Company that the effective date of the Company's Registration Statement on Form S-4 (File No. 333-119608) (the "Registration Statement") be accelerated so that it may become effective at 2:00 p.m. (Eastern Time), on February 4, 2005.

                  In connection with the filing of the Registration Statement, the Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company further acknowledges that staff comments or changes in response to staff comments in the disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

                  I hereby confirm to you on behalf of the Company that the Company is aware of its obligations under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, with respect to the public offering of securities specified in the Registration Statement.

                  Please call the undersigned at (973) 628-3520 to confirm such effectiveness and if you have any questions.

                                  Very truly yours,



                                  /s/ RICHARD A. WEINBERG
                                  -----------------------------------------
                                  Richard A. Weinberg
                                  Executive Vice President, General Counsel
                                  and Secretary